Exhibit 99.10

PRESS RELEASE

Grandpuits Zero-Crude Platform: TotalEnergies and SARIA

Join Forces to Produce Sustainable Aviation Fuels

Paris, September 26, 2022 – TotalEnergies and SARIA, a leader on the European market for the collection and valorization of organic materials into sustainable products, have concluded an agreement to develop sustainable aviation fuel (SAF) production on the Grandpuits (Seine-et-Marne) zero-crude platform.

This agreement is a major step in securing feedstock supply (used cooking oils and animal fats) eligible to produce SAF and will enable the SAF production capacity to reach 210,000 tons per year, 25% higher than foreseen in the initial project announced in 2020.

Under this agreement, TotalEnergies will take 50% of a production activity of SARIA, that will supply animal fat esters to Grandpuits. SARIA will take an equivalent stake in the biofuels business of the Grandpuits biorefinery, which will remain operated by TotalEnergies. SARIA will also directly supply used cooking oils.

“I am delighted to conclude this strategic partnership with SARIA, which reinforces the conversion of the Grandpuits refinery into a zero-crude platform oriented towards SAF. This is a major milestone in our ambition to become one of the leaders in sustainable aviation fuels,” declared Bernard Pinatel, President, Refining & Chemicals at TotalEnergies. “SAF is the most efficient solution to immediately reduce CO2 emissions from air travel, and its development is fully in line with the Company’s Climate ambition to get to net zero by 2050, together with society.”

The project is subject to the legal process for notifying and consulting TotalEnergies’ employee representatives and the approval of the competent authorities.

About TotalEnergies in Grandpuits

Commissioned in 1966, Total's Grandpuits-Bailly-Carrois refinery was for a long time the only refinery in the Paris region. In September 2020, TotalEnergies launched a project to convert the site, in line with its strategy to become carbon neutral by 2050. This zero-crude project, with a total investment of more than 500 million euros, is based on the development of several future-oriented activities in the field of biomass, renewable energies, and the circular economy: chemical recycling of plastic waste, production of biosourced and biodegradable bioplastics, production of biofuels for the aviation sector, construction of a solar farm and electricity storage by batteries. The start-up of these new units will begin in 2022, and they should all be operational by 2025.

TotalEnergies and Sustainable Aviation Fuels

TotalEnergies is developing Sustainable Aviation Fuels (SAF). These are biofuels produced from waste and residues from the circular economy (animal fats, used cooking oils, etc.) and "e-jets", synthetic fuels for aviation. These sustainable aviation fuels will significantly reduce CO2 emissions from air transport

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

About SARIA

SARIA is a German family-owned company with operations around the globe. Committed to the principles of the circular economy, the Group’s activities are centered around converting products of animal origin and other organic materials into highly valuable and sustainable ingredients for the food, animal feed, pet food, pharmaceutical, and energy sector.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

Partner Contacts

SARIA Group Communications: +49 (0)2592/210 610 | group-communications@saria.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).